================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               Amendment No. 1 to
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November, 2004
Commission File Number:  000-29944


                             INFOWAVE SOFTWARE INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


  SUITE 200 - 4664 LOUGHEED HIGHWAY, BURNABY, BRITISH COLUMBIA, CANADA V5C 5T5
  ----------------------------------------------------------------------------
                     (Address of principal executive office)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X    Form 40-F
                                -------          --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes            No    X
                             ----------    ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - _________________


================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Infowave Software Inc.


Date: November 15, 2004
      ---------------------------





                                            By: /s/ George Reznik
                                                --------------------------------

                                            Name: George Reznik


                                            Title: Chief Operating Officer & CFO

                             INFOWAVE SOFTWARE, INC.
                              INDEX to the FORM 6-K
                  For the Three Months Ended September 30, 2004

PART I.  FINANCIAL INFORMATION

Financial Statements

     a)  Consolidated Balance Sheets
         September 30, 2004 and December 31, 2003                           1

     b)  Consolidated Statements of Operations and Deficit
         For the three and nine months ended
         September 30, 2004 and 2003                                        2

     c)  Consolidated Statements of Cash Flows
         For the three and nine months ended
         September 30, 2004 and 2003                                        3

     d)  Notes to Consolidated Financial Statements                         4

Management's Discussion and Analysis of Financial
Condition and Results of Operations                                        13

Quantitative and Qualitative Disclosures About Market Risk                 25

PART II.  OTHER INFORMATION

Legal Proceedings                                                          25

Changes in Securities and Use of Proceeds                                  25

Commitments                                                                26

PART I.  FINANCIAL INFORMATION

Financial Statements

                             INFOWAVE SOFTWARE, INC.
                           Consolidated Balance Sheets
                           (Expressed in U.S. dollars)

========================================================================================================
                                                                September 30, 2004     December 31, 2003
                                                                    (unaudited)        (restated note 4)
--------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
        Cash and cash equivalents                                 $  5,124,545           $  4,911,605
        Short term investments                                              --                227,393
        Accounts receivable                                          1,198,233                331,202
        TPC receivable (note 5)                                        950,683                798,038
        Prepaid expenses and deposits                                  177,968                334,534
--------------------------------------------------------------------------------------------------------
                                                                     7,451,429              6,602,772

Fixed assets                                                           406,569                526,330

Deferred charges                                                        59,060                     --

Intellectual property assets held for sale (note 11)                 1,035,331              1,018,681

Goodwill  (note 6)                                                   3,426,565                     --

Intangible assets  (note 7)                                          7,030,520              1,787,566
--------------------------------------------------------------------------------------------------------

                                                                  $ 19,409,474           $  9,935,349
========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
        Accounts payable and accrued liabilities                  $  1,095,467           $  1,333,064
        Short term debt (note 10)                                      168,441                     --
        Deferred revenue                                               538,322                284,800
--------------------------------------------------------------------------------------------------------
                                                                     1,802,230              1,617,864

Long-term liabilities (notes 5 & 10)                                   465,007                218,292

Shareholders' equity
        Share capital
        Authorized: Unlimited voting common shares
        without par value (notes 6 & 8)
        Issued: 237,145,351(December 31, 2003: 148,369,989)         81,273,081             65,759,745
        Additional paid-in capital                                      15,941                 15,941
        Contributed surplus (notes 4, 6 & 10)                          745,445                273,343
        Other equity instruments                                     3,259,039              2,150,511
        Deficit                                                    (68,823,303)           (60,432,550)
        Cumulative translation account                                 672,034                332,203
--------------------------------------------------------------------------------------------------------
                                                                    17,142,237              8,099,193
--------------------------------------------------------------------------------------------------------

                                                                  $ 19,409,474           $  9,935,349
========================================================================================================


     See accompanying notes to interim consolidated financial statements

                             INFOWAVE SOFTWARE, INC.
                Consolidated Statements of Operations and Deficit
                           (Expressed in U.S. dollars)

====================================================================================================================================
                                                              Three months ended                          Nine months ended
                                                     September 30,          September 30,         September 30,        September 30,
                                                          2004                  2003                  2004                 2003
                                                      (Unaudited)            (Unaudited            (Unaudited)          (Unaudited
                                                                            and restated                               and restated
                                                                                note 4)                                   note 4)
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                $   1,500,093         $     381,395         $   3,619,130         $  1,298,648

Cost of sales                                              566,552                41,535             1,455,836              160,229
------------------------------------------------------------------------------------------------------------------------------------
                                                           933,541               339,860             2,163,294            1,138,419
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
      Research and development (note 5)                    316,126               653,151             2,266,585            1,649,299
      Sales and marketing                                  688,442               658,651             2,897,444            1,426,571
      Administration                                       581,817               457,468             2,306,635            1,177,625
      Restructuring (note 12)                                   --                    --               287,631                   --
      Depreciation and amortization                        378,914               310,813             1,324,425              519,095
------------------------------------------------------------------------------------------------------------------------------------
                                                         1,965,299             2,080,083             9,082,720            4,772,590
------------------------------------------------------------------------------------------------------------------------------------
Operating loss                                           1,031,758             1,740,223             6,919,426            3,634,171

Other expenses (income)
       Interest and other income                           (10,463)              (27,042)            1,051,589              (53,816)
       Foreign exchange                                     56,841              (127,153)              492,046              (18,144)
------------------------------------------------------------------------------------------------------------------------------------
Loss before non-controlling interest                     1,078,136             1,586,028             8,463,061            3,562,211

Non-controlling interest (note 6)                               --                    --               (72,308)                  --
------------------------------------------------------------------------------------------------------------------------------------

Net loss for the period                                  1,078,136             1,586,028             8,390,753            3,562,211

Deficit, beginning of period                            67,745,167            56,400,144            60,432,550           54,423,961
------------------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                               $  68,823,303         $  57,986,172         $  68,823,303         $ 57,986,172
------------------------------------------------------------------------------------------------------------------------------------
Net loss per share                                           $0.01                 $0.01                 $0.04                $0.04
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding          235,421,485           137,999,297           219,580,979           90,690,326
====================================================================================================================================

     See accompanying notes to interim consolidated financial statements

                             INFOWAVE SOFTWARE, INC.
                      Consolidated Statements of Cash Flows
                           (Expressed in U.S. dollars)

====================================================================================================================================
                                                              Three months ended                        Nine months ended
                                                         September 30,      September 30,       September 30,         September 30,
                                                             2004               2003                2004                  2003
                                                          (Unaudited)      (Unaudited and        (Unaudited)         (Unaudited and
                                                                           restated note 4)                         restated note 4)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operations:
      Net loss for the period                            $(1,078,136)        $(1,586,028)        $(8,390,754)        $(3,562,211)

      Items not involving cash:
         Depreciation and amortization                       378,914             310,813           1,324,425             519,095
         Amortization of TPC warrants (note 5)                81,814                  --              81,814                  --
         Stock-based compensation                            404,494             238,616           1,411,618             339,369
         Non-controlling interest                                 --                  --             (72,308)                 --
         Non-cash interest and financing costs                    --                  --           1,101,379                  --
------------------------------------------------------------------------------------------------------------------------------------
                                                            (212,914)         (1,036,599)         (4,543,826)         (2,703,747)
      Changes in non-cash operating working capital:
          Short term investments                                  --                 683                  --              47,470
          Accounts receivable                                175,636             201,075            (607,968)            143,620
          TPC receivable                                    (133,034)                 --            (133,034)                 --
          Prepaid expenses and deposits                       70,521             (71,283)            294,454              19,903
          Accounts payable and accrued
                liabilities                                 (658,382)             41,531          (1,087,773)            581,225
          Deferred costs                                          --            (151,929)                 --            (149,250)
          Deferred revenue                                  (192,776)            (20,798)             83,235            (114,289)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in operations                              $  (950,949)        $(1,037,320)        $(5,994,912)        $(2,175,068)

Cash flows from investing activities:
      Redemption of short-term investments, net                   --              (2,474)            223,322              (1,148)
      Purchase of fixed assets                                (5,501)            (25,777)            (24,692)           (492,768)
      Purchase of intangible assets                         (388,252)                 --            (388,252)                 --
      Less: Purchase of intangible assets in
      exchange for issuance of convertible debt              339,564                  --             339,564                  --
      Deferred charges                                       (57,299)           (233,470)            (57,299)           (233,470)
      Acquisition costs, net of cash acquired                     --                  --             145,542                  --
------------------------------------------------------------------------------------------------------------------------------------
                                                            (111,488)           (261,721)            238,185            (727,386)
Cash flows from financing activities:
      Issuance of shares and warrants for cash,
      net of issue costs                                       4,485           6,297,201           5,659,468           6,322,804
Foreign exchange gain on cash and cash equivalents
held in a foreign currency                                   252,537              88,040             310,199             439,845
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents            (805,415)          5,086,200             212,940           3,860,195
Cash and cash equivalents, beginning of period             5,929,960           1,529,924           4,911,605           2,755,929
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                 $ 5,124,545         $ 6,616,124         $ 5,124,545         $ 6,616,124
====================================================================================================================================

     See accompanying notes to interim consolidated financial statements

1.    BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required for an annual set of financial statements under Canadian generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at September 30, 2004 and for all periods presented, have been included. Interim results for the three-and nine-month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year as a whole or for any interim period.

The unaudited consolidated balance sheets and statements of operations and deficit and cash flows include the accounts of the Company, and its wholly owned subsidiaries Telispark, Inc. (note 6) and Infowave USA Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. The accounting principles used in these financial statements are those used in the preparation of the Company's audited financial statements for the year ended December 31, 2003. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2003.

2.    CONTINUING OPERATIONS

These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during the three-month and nine-month periods ended September 30, 2004 and in prior periods. To date, the Company has financed its continuing operations through revenue and equity financing. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of additional external financing arrangements.

Management is of the opinion that expected future revenues, together with the ongoing exercise of options and warrants and the recent equity financings in March 2004 that raised approximately $5.7 million, will provide sufficient working capital to meet the Company's projected cash requirements for the remainder of 2004. However, if there are any unanticipated costs and expenses or lower than anticipated revenues this could require the Company to seek additional financing or engage in further reductions in expenditures which may include further restructuring of the Company. There can be no assurances that additional financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favorable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to, or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

3.    SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of application as described in note 2 to our Annual Consolidated Financial Statements, except as described in note 4.

4.    CHANGE IN ACCOUNTING POLICY

Beginning in 2004, the Company adopted, on a retroactive basis, the provisions of Handbook Section 3870 which requires that all stock-based compensation be recognized at its fair value. In accordance with the provisions of this section, the Company has restated retroactively for all employee stock options granted, settled, or modified since January 1, 2002 using the fair value method. Options granted to non-employees since January 1, 2002 had previously been accounted for on a fair value basis. This method requires the Company to expense the fair value of the employee options granted or modified during a period.

Prior to the adoption of the new standard, the Company used the intrinsic value method of accounting for employee stock-based compensation. No compensation expense for options issued to its employees was recognized. In accordance with the transition provisions of Section 3870, this change in accounting policy has been applied retroactively and the amounts presented for prior periods have been restated for this change. The effect of this change is to increase net loss for the nine months ended September 30 by $230,944 in 2004 and $181,133 in 2003. Opening deficit for 2004 was increased by $332,777 reflecting the cumulative effect of the change in accounting policy. The impact of this restatement on the December 31, 2003 and September 30, 2003 consolidated financial statements is as follows:


===============================================================================================
                                                               Adjustment for
                                              As previously       stock-based
                                                   reported      compensation         Restated
-----------------------------------------------------------------------------------------------
As at December 31, 2003
   Deficit                                      (60,099,773)         (332,777)     (60,432,550)
   Share capital                                 65,700,311            59,434       65,759,745
   Contributed surplus                                   --           273,343          273,343
-----------------------------------------------------------------------------------------------

Three months ended September 30, 2003:
   Research and development                         623,476            29,675          653,151
   Sales and marketing                              628,728            29,923          658,651
   Administration                                   436,686            20,782          457,468
-----------------------------------------------------------------------------------------------
   Net loss for the period                        1,505,648            80,380        1,586,028
-----------------------------------------------------------------------------------------------
   Net loss per share                                 $0.01                --            $0.01
-----------------------------------------------------------------------------------------------

Nine months ended September 30, 2003:
   Research and development                       1,579,531            69,767        1,649,299
   Sales and marketing                            1,365,457            61,114        1,426,571
   Administration                                 1,127,374            50,252        1,177,625
-----------------------------------------------------------------------------------------------
   Net loss for the period                        3,381,078           181,133        3,562,211
-----------------------------------------------------------------------------------------------
   Net loss per share                                 $0.04                --            $0.04
-----------------------------------------------------------------------------------------------

See also note 8(b)

5.    TECHNOLOGY PARTNERSHIP CANADA RECEIVABLE

On December 9, 2003, Infowave announced that it had received a $5.6 million (Cdn$7.3 million) investment commitment from Technology Partnerships Canada ("TPC"), an agency of Industry Canada, to support research and development in wireless networking. This investment is part of a $20.5 million (Cdn$26.5 million) project by Infowave to develop a software platform for secure wireless networking through mobile devices. This investment will be provided to Infowave over time and is based on a contribution equal to 27.5% of eligible costs. Infowave has agreed to pay a royalty on gross sales and, subject to regulatory approval, will issue to TPC $1.5 million (Cdn$2 million) worth of five-year common share purchase warrants on or after October 1, 2005 with an exercise price equal to the then current value of the common shares.

As a result of this financial obligation, the fair value of the warrants of Cdn$2 million will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion that the amount received from TPC funding relative to the total funding approved.

On April 13, 2004, the Company announced that it had been advised by TPC that it was withholding payments on funding claims submitted to date by the Company until the completion of an audit as to the contract award process. As a result, no claims were made In the prior quarters ended June 30, 2004 and March 31, 2004 and the Company had ceased to record any TPC benefit until the final audit outcome was known.

On July 29, 2004 the Company was advised by TPC that, as a result of TPC's review of contribution agreements with several companies, including the Company, TPC was of the view that the Company had breached the terms of the contribution agreement that restricted the use of third parties to secure the agreement. Based on the results of an audit of the TPC contract award process, Industry Canada has taken the position that Infowave breached the terms of its funding agreement by structuring its compensation as a commission, to a third party consultant, whom was not properly registered under the Lobbyist Registration Act.

On August 25, 2004, the Company reached an agreement with Industry Canada, with certain provisions of its funding agreement with TPC. Under the terms of the amended agreement, TPC will reduce its funding to Infowave by 15 per cent or Cdn$1.1 million. This will reduce Infowave's total TPC funding from Cdn$7.3 million to Cdn$6.2 million. This Cdn$1.1 million is the same amount Infowave was to pay the third party consultant for its assistance in developing Infowave's technology road map and with its application for TPC funding. As previously disclosed in Infowave's 2003 annual report, Infowave cancelled its agreement with this third party consultant in February 2004 with no obligation for any payment to the consultant by Infowave.

During the three months ended September 30, 2004, funding benefits of $133,034 were recognized and warrant expense of $81,814 was amortized. The Company claimed the benefit of $51,220, net of amortization of warrants, as a reduction of research and development expense for the current quarter ended. At September 30, 2004, TPC Receivable totalled $950,683 and $306,866 was recognized as a long-term liability in connection with the Company's cumulative obligation to issue the warrants in the future.

6.    ACQUISITIONS

On January 7, 2004, the Company entered into a Stock Purchase Agreement under which it has acquired control of all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications ("EMA") software solutions based in Arlington, Virginia.

Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of all of the issued and outstanding common shares of Telispark in two tranches. Infowave had completed the initial purchase of 75.9% of Telispark's shares on January 8, 2004. Infowave also granted options to Telispark's employees, which will be exercisable into 1,901,865 common shares of the Company.

After obtaining its shareholders' approval, Infowave acquired the remaining 24.1% of Telispark common shares by issuing an additional 11,122,136 common shares on April 2, 2004, at which time Telispark became a wholly owned subsidiary of the Company.

The results of Telispark's operations are included in the Company's consolidated financial statements starting from January 8, 2004.

The transaction has been accounted for as a business combination by using the purchase method, with Infowave identified as the acquirer. The Company has not yet completed the evaluation and allocation of the purchase price for the acquisition. The purchase price has been initially assigned as follows, as determined through an independent valuation and management's best estimates:

=========================================================================================
                                     1st Tranche          2nd Tranche
                                 January 7, 2004        April 2, 2004              Total
-----------------------------------------------------------------------------------------
Intangible assets:
Intellectual property                 $4,592,956           $1,457,768        $ 6,050,724
Patents                                   37,954               12,046             50,000
Customer relationship                     18,515                6,485             25,000
-----------------------------------------------------------------------------------------
                                       4,649,425            1,476,299          6,125,724

Deferred compensation                    809,466              257,024          1,066,490

Current assets                           659,182                   --            659,182
Fixed assets                              85,664                   --             85,664
Current liabilities                     (511,420)                  --           (511,420)
Goodwill                               3,001,081              425,484          3,426,565
-----------------------------------------------------------------------------------------

                                      $8,693,398           $2,158,807        $10,852,205
-----------------------------------------------------------------------------------------


=========================================================================================
                                     1st Tranche          2nd Tranche
                                 January 7, 2004        April 2, 2004              Total
-----------------------------------------------------------------------------------------
Consideration at fair value:
Common shares                         $6,801,703           $2,158,807        $ 8,960,510
Employee stock options assumed           264,091                    -            264,091
Severance costs                          669,592                    -            669,592
Transaction costs                        958,012                    -            958,012
-----------------------------------------------------------------------------------------

Purchase Price                        $8,693,398           $2,158,807        $10,852,205
-----------------------------------------------------------------------------------------

The fair value of the Infowave common shares issued to effect the acquisition has been determined using an average market price of $0.19 per common share based on the average closing price of the stock on the Toronto Stock Exchange, as Infowave considers itself to trade in an active and liquid market, for the four days leading up to and including the date of announcement.

The fair value of the 1,901,865 common stock options granted by Infowave to employees of Telispark of $264,091 was determined using a Black-Scholes model and the following assumptions: volatility of 135%, risk-free interest rate of 2.3%, term to expiry of 3 years, exercise price of $0.11, and a fair value of the underlying common stock on the date of grant equal to $0.19 per share.

In connection with post-acquisition restructuring for Telispark employees, the Company committed to pay severance totalling $669,592 of which the remaining $85,000 was settled through the issuance of 573,198 shares of Infowave common stock during the quarter ended September 30, 2004. In the previous quarter, the Company settled $80,000 through the issuance of 506,363 shares of its common stock.

Transaction costs represent legal and professional fees incurred in the acquisition.

In the three months ended September 30, 2004, the remaining deferred compensation of approximately $191,500 was amortized and recognized as part of the stock-based compensation. The deferred compensation totalling $1,066,490 was fully amortized for the nine months ended September 30, 2004.

The following table presents unaudited pro forma results of operations for the nine months ended September 30, 2003 as if the acquisition of Telispark had occurred on January 1, 2003. The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of the periods presented, nor is it necessarily indicative of results that may occur in the future.

================================================================================
                                                              September 30, 2003
--------------------------------------------------------------------------------
Revenue                                                               $4,440,281
Loss for the period                                                    7,442,793
--------------------------------------------------------------------------------
Loss per share                                                             $0.06
--------------------------------------------------------------------------------

7.    INTANGIBLE ASSETS

Intangible assets as of September 30, 2004 comprise of the following:

================================================================================
                                                       Accumulated
                                                      amortization
                                                               and      Net book
                                            Cost        write-down         value
--------------------------------------------------------------------------------
Intellectual property                 $8,762,080        $1,971,678    $6,790,402
Employment contracts                     322,467           185,157       137,310
Patents                                  105,881            37,342        68,539
Customer relationship                     52,940            18,671        34,269
--------------------------------------------------------------------------------

                                      $9,243,368        $2,212,848    $7,030,520
================================================================================

The intangible assets are being amortized over their estimated useful lives on a straight-line basis.

8.    SHAREHOLDERS' EQUITY

Authorized:
Unlimited voting common shares without par value

(a)   Issued:

===========================================================================================
                                                                 Number of
                                                                    Shares           Amount
-------------------------------------------------------------------------------------------
     Outstanding, June 30, 2004                                234,756,992      $81,089,752

     Exercise of options                                            45,161            4,781
     Share bonus                                                 1,770,000          117,348
     Shares issued to Telispark employees for severance            573,198           61,200
-------------------------------------------------------------------------------------------
     Outstanding, September 30, 2004                           237,145,351      $81,273,081
===========================================================================================


(b)   Share purchase options:

      On June 15, 2004, the 2004 Stock Incentive Plan ("2004 Plan") was approved by the shareholders of the Company. The 2004 Plan serves as the successor to the Director and Employee Stock Option Plan as amended ("2003 Plan") and supercedes that plan. The 2004 Plan permits the board of directors to issue common shares to employees, directors, senior officers or consultants as a stock bonus for past services actually performed for the Company. Under the terms of the 2004 Plan, up to 2,925,000 common shares are reserved for issuance as stock bonuses. This is an increase from the "2003 Plan" of 2,000,000 common shares. As well, the 2004 Plan also increased the number of common shares available for issuance under stock options by 12,875,000. This brings the aggregate number of common shares, which may be reserved for issuance, to 26,925,333 of which 24,000,333 are reserved for issuance for stock options and 2,925,000 for issuance as stock bonuses. Options are granted and exercisable in Canadian dollars, vest over periods from three to four years and expire five years from the date of grant.

      A summary of the status of the Company's stock option plan as of September 30, 2004, June 30, 2004 and March 31, 2004 with changes during the periods ended on those dates is presented below:

================================================================================
                                               Three Months Ended March 31, 2004
                                                                Weighted average
                                                     Shares      exercise price
--------------------------------------------------------------------------------
                                                                     US$/Cdn$
     Outstanding, at December 31, 2003           10,337,392         $0.72/0.93
     Granted                                      2,483,362          0.13/0.17
     Exercised                                     (631,697)         0.13/0.17
     Cancelled                                   (1,203,891)         0.68/0.89
--------------------------------------------------------------------------------

     Outstanding, at March 31, 2004              10,985,166         $0.78/1.01
================================================================================

================================================================================
                                              Three Months Ended June 30, 2004
                                                                Weighted average
                                                    Shares       exercise price
--------------------------------------------------------------------------------
                                                                    US$/Cdn$
     Outstanding, at March 31, 2004             10,985,166         $0.78/1.01
     Granted                                       410,000          0.17/0.23
     Exercised                                    (173,134)         0.13/0.17
     Cancelled                                    (492,941)         0.26/0.35
--------------------------------------------------------------------------------

     Outstanding, at June 30, 2004              10,729,091         $0.54/0.72
================================================================================

================================================================================
                                         Three Months Ended September 30, 2004
                                                                Weighted average
                                                    Shares       exercise price
--------------------------------------------------------------------------------
                                                                    US$/Cdn$
     Outstanding, at June 30, 2004              10,729,091         $0.54/0.72
     Granted                                    12,295,000          0.09/0.12
     Exercised                                     (45,161)         0.10/0.13
     Cancelled                                  (1,546,868)         0.31/0.40
--------------------------------------------------------------------------------

     Outstanding, at September 30, 2004         21,432,062         $0.32/0.40
================================================================================


(c) As at September 30, 2004, the Company had 21,432,062 stock options outstanding with exercise prices ranging from Cdn$0.11 to Cdn$64.50 and 87,324,338 warrants outstanding with exercise prices ranging from Cdn$0.19 to Cdn$0.90. As at September 30, 2004, 4,852,887 stock options were exercisable with a weighted average exercise price of Cdn$1.22. Of these instruments, none were included in the diluted per share calculations for the three and nine months ended September 30, 2004 as the Company is in a loss position and such instruments are therefore anti-dilutive.

     The weighted average estimated fair value at the date of grant for options granted during the three months ended September 30, 2004 was Cdn$0.11 per share.

     The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


================================================================================
                                                             Three months ended
                                                             September 30, 2004
--------------------------------------------------------------------------------
         Risk-free interest rate                                         2.06%
         Dividend yield                                                     0%
         Volatility factor                                                124%
         Weighted average expected life of the options                 3 years
================================================================================


9.   COMPARATIVE FIGURES

Certain prior period comparatives have been reclassified to conform to the current period presentation.

10.  LITIGATION

On September 1, 2004, the Company announced that it has resolved its outstanding dispute with a US-based Company over certain patented technology and has entered into a settlement agreement that settles all claims between the two companies. As part of the settlement, the Company has acknowledged the validity of the U.S. Company's complete patent portfolio and in exchange has been granted a royalty-bearing license to those patents.

Under terms of the settlement agreement, in addition to the royalties payable, Infowave has agreed to pay $400,000 for the licence to use the patented technology. The Company has paid $50,000 of the obligation in cash. The remaining obligation of $350,000 has been settled by issuing four convertible promissory notes (the "Notes"), each with a balance of $87,500. The Notes have maturity dates of February 28, 2005, May 31, 2005, December 31, 2005 and August 31, 2006, respectively. The Notes are convertible into Infowave common stock at any time prior to their respective maturity dates, are unsecured, and bear interest at 6% only on any balance remaining unpaid after their maturity dates.

In accordance with Canadian generally accepted accounting principles, the Company has estimated the fair value of each note by discounting its face value at maturity back to the issuance date at a rate of 6%, being the Company's best estimate of its incremental rate of borrowing on similar instruments in the absence of any conversion feature. The remainder of the $400,000 consideration, being $23,419, has been attributed to the conversion feature and recorded as contributed surplus. The resulting discount on each note is being accreted to expense over the period to maturity using the interest method.

11.  RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2004, the Company incurred $20,600 (September 30, 2003 - nil) for agency services and leases to a firm that is a significant shareholder of the company, as a result of the Telispark acquisition. The Company made a reversal to revenues that were earned in a prior quarter, from the firm, totalling $34,269 (September 30, 2003 - nil) for software, licenses and professional services. For the nine months ended September 30, 2004, the Company incurred $102,841 (September 30, 2003 - nil) for agency services and leases to a firm that is a significant shareholder of the company. The Company also earned revenues from the firm totalling $453,289 (September 30, 2003 - nil) for software, licenses and professional services. As of September 30, 2004 $476,273 had been collected and a balance of $14,786 is still outstanding in the Company's accounts receivable.

During the three months ended September 30, 2004, the Company also earned revenues from a firm controlled by a director of the Company totalling $13,915 (September 30, 2003 - nil). For the nine months ended September 30, 2004, revenues earned from this firm totalled approximately $109,000 (September 30, 2003 - nil). As of September 30, 2004, $104,260 had been collected with the balance being nil.

During the three month ended September 30, 2004, a director and significant shareholder of the Company acquired controlling interest of Sproqit Technologies, Inc. ("Sproqit"). The Company and Sproqit now share a common significant shareholder. Sproqit holds an option to purchase back all of the intellectual property assets held for sale as described in note 8 to our Annual Consolidated Financial Statements.

12.  RESTRUCTURING COSTS

Total restructuring cost of $287,631 for the nine months ended September 30, 2004 comprised of $237,425 for employee severance, $10,337 for legal, and $39,869 for lease termination costs. The employees terminated were 20 in Canada, 12 in the USA and 4 in the UK. A balance of $19,208 remains accrued for employee termination costs as at September 30, 2004.

A breakdown of the nature of the charges and the costs incurred for the period ended September 30, 2004 is as follows:

==============================================================================================
                                         Severance         Lease         Legal          Total
----------------------------------------------------------------------------------------------
          Accrual balance,
            December 31, 2003            $      --      $     --      $     --      $      --

          Restructuring accrual            175,540        39,869        10,337        225,746
          Expenditures / utilization      (124,798)           --            --       (124,798)
----------------------------------------------------------------------------------------------

          Accrual balance,
            March 31, 2004               $  50,742      $ 39,869      $ 10,337      $ 100,948

          Restructuring accrual             61,885            --            --         61,885
          Expenditures / utilization       (50,742)      (39,869)      (10,337)      (100,948)
----------------------------------------------------------------------------------------------

          Accrual balance,
            June 30, 2004                $  61,885      $     --      $     --      $  61,885

          Restructuring accrual                 --            --            --             --
          Expenditures / utilization       (42,677)           --            --        (42,677)
----------------------------------------------------------------------------------------------

          Accrual balance,
            September 30, 2004           $  19,208      $     --      $     --      $  19,208
==============================================================================================

13.  SUBSEQUENT EVENTS

On November 4, 2004, the Company received materials filed on behalf of Devlan Exploration Inc. ("Devlan") in the Alberta Court of Queen's Bench indicating that Devlan is suing Infowave for, among other things, breach of contract, misrepresentation, and breach of duty to bargain in good faith and is seeking damages of Cdn$25 million. The allegations relate to a proposed transaction between Infowave and Devlan that never proceeded. The Company believes that the allegations set out in the Statement of Claim are without merit and is responding to the statement of claim received.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investors should read the following in conjunction with the unaudited financial statements and notes thereto included in Part I of this Quarterly Report, and the audited financial statements and notes thereto for the year ended December 31, 2003 included in the Corporation's annual report on Form 10-K.

Forward-Looking Statements

Investors should read the following in conjunction with the unaudited interim consolidated financial statements and notes thereto included in Part I of this Quarterly Report, and the audited financial statements and notes thereto for the year ended December 31, 2003 included in the Corporation's annual report on Form 10-K.

Statements in this filing about future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in any forward-looking statements. These factors include, among others, those described in connection with the forward-looking statements included herein and the risk factors listed in the Company's Annual Report for the year ended December 31, 2003.

In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither the Corporation nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. The Corporation is under no duty to update any of its forward-looking statements after the date of this filing. The reader should not place undue reliance on forward-looking statements.

Overview

Investors should read the following in conjunction with the financial statements and notes thereto included in Part I of this Quarterly Report.

Corporate Summary

Infowave Software, Inc. ("Infowave" or the "Company") is incorporated under the Canada Business Corporations Act. The Company's head office and development facilities are located at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, Canada, V5C 5T5 (telephone 604.473.3600). The Company's registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, Canada, V7X 1L3. The Company's wholly owned subsidiary, Infowave USA Inc. ("Infowave USA"), is incorporated under the laws of the State of Washington at Suite 500, 3535 Factoria Blvd. SE, Bellevue, Washington, 98006. The Company's wholly owned subsidiary, Telispark, Inc. ("Telispark"), is incorporated under the laws of the State of Delaware at Suite 250, 11600 Sunrise Valley Drive, Reston, Virginia, 20191.

The Company provides enterprise mobile applications ("EMA"), including packaged configurable application software modules that integrate business operations required by mobile workers like asset management, field service and mobile e-mail as well as secure, scalable infrastructure software solutions for developing and deploying mobile solutions and infrastructure platforms. The Company sells direct to enterprises and end-users as well as indirectly through channel partners like independent software vendors ("ISV's"), System Integrators ("SI's") and network operators ("carriers").

Infowave's strategy is to become the leading enterprise mobile application provider, delivering mobile applications and infrastructure solutions to organizations in need of real-time data access in the field. Today, the Company is focused on vertical industries that are more likely to make large capital investments which consist of utilities, oil and gas, governmental, telecommunications and high tech sectors to help maintain and service complex equipment and inventory in the field or in closed-campus environments like warehouses and plants.

Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars, schedulization and other important data required to perform their job functions more effectively and productively. The Company's objective is to become the leading EMA provider of wireless infrastructure and EMA software solutions to enterprise customers alongside strategic technology partners such as IBM, Indus International, and MRO Software. The Company provides complete enterprise-grade application suites like Telispark Mobile Enterprise that streamlines and integrates business operations required by mobile workers, such as ERP, Field Service, Supply Chain and Asset Management operations. The Company made a strategic decision early this year to aggressively move into the rapidly emerging EMA arena. This decision was anchored in January 2004 by the acquisition of Telispark. The Telispark Mobile Enterprise suite offers solutions for large scale mobile field service and mobile asset management applications. During the current quarter ended September 30, 2004, the Company announced that unfortunately, this new focus has also resulted in a decision to discontinue the sales and support of the Symmetry Pro and Wireless Business Engine. This decision will allow the Company to concentrate its resources on being a leading provider of EMA software solutions.

On January 7, 2004, the Company entered into a Stock Purchase Agreement under which it has acquired control of all of the outstanding shares of, Telispark Inc., a provider of enterprise mobility applications software solutions based in Arlington, Virginia. Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of all of the issued and outstanding common shares of Telispark in two tranches. Infowave had completed the initial purchase of 75.9% of Telispark's shares on January 8, 2004. Infowave also granted options to Telispark's employees, which will be exercisable into 1,901,865 common shares of the Company. Upon obtaining shareholders approval, Infowave acquired the remaining 24.1% of Telispark common shares by issuing an additional 11,122,136 common shares on April 2, 2004, at which time Telispark became a wholly owned subsidiary of the Company. The results of Telispark's operations are included in the Company's consolidated financial statements starting from January 8, 2004.

Infowave has expanded its product offering while renewing its focus on the enterprise market through its acquisition of Telispark. While Infowave has increased its value proposition with enterprise mobility application solutions targeted at specific vertical market segments, the sales cycles may be long and Infowave remains exposed to macroeconomic environment trends regarding capital expenditure spending by enterprise businesses. The Company has integrated its operations with Telispark. While this integration has been successful, the Company continued its focus on mitigating potential risks and challenges associated with operating the combined business. Retention of key employees, servicing of customers and control of costs are the primary focus of the Company in order to manage the combined companies for future business success.

Critical Accounting Policies

The Company prepares its consolidated financial statements in conformity with the Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The Company's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company's 2003 Annual Report on Form 10-K as filed with the SEC. During the nine months ended September 30, 2004, the Company did not adopt any new accounting policy that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies except for the adoption of the amended recommendation of the Canadian Institute of Chartered Accountants ("CICA") for accounting for employee stock-based compensation effective January 2004 (which is discussed in note 4 to the financial statements). In accordance with the transition provision in the amended standard, the Company has accounted retroactively for all employee stock options granted, settled, or modified since January 1, 2002 using the fair value method. The amended standard has been applied retroactively, with restatement of prior periods.

Senior management has discussed with the Company's Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

QUARTERLY FINANCIAL PERFORMANCE SUMMARY

The following table summarizes unaudited and restated financial performance for the past eight quarters of the Company:


                                                            Quarter ended
                                     ============================================================
                                     September 30,     June 30,        March 31,     December 31,
                                          2004           2004            2004            2003
                                     ------------------------------------------------------------
Revenue                               $1,500,093      $  845,355      $1,273,682      $  326,172
Costs of sales                           566,552         321,766         567,519          39,475
                                     ------------------------------------------------------------
Gross margin                             933,541         523,589         706,163         286,697
                                     ------------------------------------------------------------
Operating expense
   Research and development              316,126         889,668       1,060,791         307,635
   Sales and marketing                   688,442       1,237,949         971,053         663,848
   Administration                        581,817         739,916         984,902         718,556
   Restructuring                              --          61,885         225,746              --
   Impairment                                 --              --              --         614,578
   Depreciation and amortization         378,914         287,979         657,532         366,651
                                     ------------------------------------------------------------
Total operating expenses               1,965,299       3,217,397       3,900,024       2,671,268
                                     ------------------------------------------------------------

Net operating loss                     1,031,758      $2,693,808      $3,193,861      $2,384,571
                                     ============================================================

                                     ============================================================
HB 3870 Compensation Expense          92,474              67,333          69,046          40,094
                                     ------------------------------------------------------------

Stock-based compensation expense under the method adopted January 1, 2004 has been included retroactively in the above-noted figures and is allocated as follows:

                                     ============================================================
   Research and development           13,800              25,236          23,698           7,298
                                     ------------------------------------------------------------
   Sales and marketing                33,405              21,364          12,433          15,749
                                     ------------------------------------------------------------
   Administration                     45,269              20,733          32,915          17,047
                                     ------------------------------------------------------------


                                                             Quarter ended
                                     ============================================================
                                     September 30,      June 30,       March 31,     December 31,
                                          2003            2003            2003            2002
                                     ------------------------------------------------------------
Revenue                               $  381,395      $  505,397      $  411,856      $  301,388
Costs of sales                            41,535          61,855          56,839          38,544
                                     ------------------------------------------------------------
Gross margin                             339,860         443,542         355,017         262,844
                                     ------------------------------------------------------------
Operating expense
   Research and development              653,150         489,137         507,011         367,650
   Sales and marketing                   658,651         399,129         368,791         466,979
   Administration                        457,469         391,204         328,952         331,160
   Depreciation and amortization         310,813          99,972         108,310         165,609
                                     ------------------------------------------------------------
Total operating expenses               2,080,083       1,379,443       1,313,064       1,331,398
                                     ------------------------------------------------------------

Net operating loss                    $1,740,223      $  935,901      $  958,047      $1,068,554
                                     ============================================================

                                     ============================================================
HB 3870 Compensation Expense              80,380          59,863          40,890          33,655
                                     ------------------------------------------------------------

Stock-based compensation expense under the method adopted January 1, 2004 has been included retroactively in the above-noted figures and is allocated as follows:

                                     ============================================================
   Research and development               29,675          22,885          17,208          10,614
                                     ------------------------------------------------------------
   Sales and marketing                    29,923          18,675          12,517          13,481
                                     ------------------------------------------------------------
   Administration                         20,782          18,303          11,165           9,560
                                     ------------------------------------------------------------

REVENUES

Revenues are derived from the sale of software licenses, implementation and customization professional services ("professional services") and maintenance and support services. License and maintenance revenues are normally generated from licensing our products to end-users and value added resellers or system integrators. Service revenues are generated from professional services sold to end-users and also include software subscription services provided to customers.

Revenues for the three months ended September 30, 2004 were $1,500,093 representing an increase of 77% from $845,355 in the three months ended June 30, 2004 and an increase of 293% from $381,395 in the three months ended September 30, 2003.

For the three months ended September 30, 2004, the Company continued on its plan to drive the sales of our EMA services and products. The increase in revenue for the three months ended September 30, 2004 as compared to the three months ended September 30, 2003 is primarily attributable to the Company's sale of EMA services and products which accounted for approximately 90% of the total revenue during the current quarter ended. Infowave experienced lower revenue attributable to its non-EMA product lines due to low sales of its Symmetry product line via its network operator distribution partners and low volume of new sales of its Wireless Business Engine enterprise products. During the current quarter ended September 30, 2004, the Company announced that the sales and support of the Symmetry Pro and Wireless Business Engine will discontinue, but current customers will be supported until March 31, 2005.

Revenue mix for the three months ended September 30, 2004 was attributable to 22% from software license fees, 14% from maintenance and support fees, and 64% from professional service fees. This compares to 17% from software license fees, 26% from maintenance and support fees, and 57% from professional service fees for the three month periods ended June 30, 2004. In comparison to the same period of 2003, the revenue mix was 39% from software license fees, 36% from maintenance and support fees, and 25% from professional service fees. The Company reported a significantly higher percentage of revenue attributable to the provision of implementation and consulting professional services to its customers during the three months ended September 30, 2004 as a result of completion of several project milestones and the recognition of their corresponding revenues. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced during the three month period ended September 30, 2004.

The Company experienced significant concentration of its revenue attributable to its three most significant customers during the three month period ended September 30, 2004. The Company expects future revenues to be concentrated amongst its most significant customers comparable to that experienced in the three month period ended September 30, 2004. The three largest customers accounted for the following percentage of total revenue of the Company for the three months ended:

================================================================================================
Three largest            September 30,      June 30, 2004      March 31, 2004      September 30,
customers                    2004                                                       2003
------------------------------------------------------------------------------------------------
Revenues                  $1,323,914          $413,718            $823,377            $131,089
------------------------------------------------------------------------------------------------
Percentage of total
revenues                         88%               49%                 65%                 34%
------------------------------------------------------------------------------------------------

The Company's geographical revenues are as follows with the largest attributable to customers located in the United States for the three months ended:

=================================================================================================================
Geographical        September                June 30,                 March 31,               September
Location             30, 2004         %          2004         %            2004         %      30, 2003         %
-----------------------------------------------------------------------------------------------------------------
United States      $1,444,426       94%      $391,360       47%      $1,084,842       85%      $268,065       70%
-----------------------------------------------------------------------------------------------------------------
Canada                  5,500        1%       205,899       24%          74,316        6%        10,859        3%
-----------------------------------------------------------------------------------------------------------------
Europe                 40,000        3%        95,670       11%          96,608        8%        77,415       20%
-----------------------------------------------------------------------------------------------------------------
Asia/Other             10,167        2%       152,426       18%          17,916        1%        25,056        7%
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Total              $1,500,093      100%      $845,355      100%      $1,273,682      100%      $381,395      100%
-----------------------------------------------------------------------------------------------------------------

Approximately 94% of the Company's revenue for the three months ended September 30, 2004 was from customers in the United States, 1% from customers in Canada and 5% from customers outside of North America primarily attributable to Europe. This compares to 47% from the United States, 24% from Canada and 29% from Europe and the rest of the world for the three months ended June 30, 2004. This also compares to 70% from the United States, 3% from Canada and 27% from Europe and the rest of the world for the three months ended September 30, 2003.

COST OF SALES

Cost of sales consists of product related costs including product documentation and shipping, royalties to third parties for resale of technology, costs related to delivery of professional implementation and customization services and variable sales costs.

=================================================================================================================
Three months        September                June 30,                 March 31,              September
ended                30, 2004         %          2004         %            2004         %     30, 2003         %
-----------------------------------------------------------------------------------------------------------------
Revenues           $1,500,093      100%      $845,355      100%      $1,273,682      100%      381,395      100%
Cost of Sales         566,552       38%       321,766       38%         567,519       45%       41,535       11%
-----------------------------------------------------------------------------------------------------------------

Gross Margin       $  933,541       62%      $523,589       62%      $  706,163       55%      339,860       89%
-----------------------------------------------------------------------------------------------------------------

Gross margins for the third quarter of 2004 were 62%, compared to 62% in the previous quarter ended June 30, 2004 and 89% in the quarter ended September 30, 2003. The decrease in gross margins in the quarter as compared to the quarter ended September 30, 2003 is attributable to the increased cost of professional service delivery resulting from increased service revenue. The Company expects to experience comparable gross margins going forward to that experienced during the three month period ended September 30, 2004 which is due to its increased percentage of total revenue attributable to professional service delivery.

Due to the Company's acquisition of Telispark in January 2004, the Company reported a significantly higher percentage of revenue attributable to the provision of implementation and customization professional services to its customers during the three months ended September 30, 2004 as compared to the three months ended September 30, 2003. As a result, the Company incurred costs related to the delivery of these services to its customers which have been included in cost of sales for this period. The remaining balance of cost of sales is attributable to costs related to license sales including documentation, shipping and royalties to third party technology providers and variable sales commission.

Prior to the acquisition of Telispark, the company's gross margins fluctuated depending on the product revenue mix and on the sales of third party products for the three months ended September 30, 2003.

OPERATING EXPENSES

===========================================================================================
Three months                September 30,    June 30, 2004   March 31, 2004   September 30,
ended                           2004                                               2003
-------------------------------------------------------------------------------------------
Total operating expenses      $1,965,299       $3,217,397       $3,900,024       $2,080,083
-------------------------------------------------------------------------------------------
As a percentage of
total revenues                      131%             381%             306%             545%
-------------------------------------------------------------------------------------------

During the quarter ended September 30, 2004, the Company completed the integration of Telispark into its operations and hence realized certain costs savings from the synergies of the combined business. Total operating expenses for the Company (comprised of research and development, sales and marketing, administration, restructuring and depreciation charges) for the third quarter ended September 30, 2004 were $1,965,299 which decreased 39% from $3,217,397 in the previous quarter primarily due to headcount reduction of 28% of its integrated business and the resultant savings in labour and benefits costs, and decreased 6% from $2,080,083 in the third quarter of 2003. This decrease over the three-month period ended September 30, 2003 is primarily attributable to lower research and development expenditures and the reduction in headcount.

As at September 30, 2004, the Company's headcount was 38, compared to 53 as at June 30, 2004 and 51 as at September 30, 2003.

Research and Development

==========================================================================================
Three months ended          September 30,  June 30, 2004   March 31, 2004    September 30,
                                2004                                             2003
------------------------------------------------------------------------------------------
Research and development      $316,126       $889,668       $1,060,791       $653,150
------------------------------------------------------------------------------------------
As a percentage of total
revenues                           21%           105%              83%           171%
------------------------------------------------------------------------------------------

Research and development ("R&D") expenses consist primarily of salaries and related personnel costs, consulting fees associated with product development and costs of technology acquired from third parties to incorporate into products currently under development.

Total research and development expenses for the third quarter of 2004 totalled $316,126 representing a decrease of 64% from the prior quarter total of $889,668 and 52% decrease from $653,150 in the third quarter of 2003. The Company believes that its investment in R&D is sufficient to support its current product line. Approximately 32% of the Company's total headcount remains in R&D. This decrease over the three-month period ended September 30, 2003 is primarily attributable to the reduction in headcount, resources being transferred to professional services and net TPC funding of approximately $51,000. TPC funding is expressed net of amortization of Infowave warrants with a fair value of approximately $82,000 to be issued by the Company during the period October 1, 2005 to December 31, 2005.

On April 13, 2004, the Company announced that it had been advised by TPC that it was withholding payments on funding claims submitted to date by the Company until the completion of an audit as to the contract award process. On July 29, 2004 the Company was advised by TPC that, as a result of TPC's review of contribution agreements with several companies, including the Company, TPC was of the view that the Company had breached the terms of the contribution agreement that restricted the use of third parties to secure the agreement. The Company was requested to either correct the condition or event complained of or to demonstrate to the satisfaction of the Minister of Industry that it had taken steps necessary to correct the condition, and to provide notice of such rectification within 30 days.

Infowave believes it acted properly and in good faith at all times. The Company co-operated fully with Industry Canada's auditors and has sought to resolve this issue expeditiously so that it could move forward with the continued successful implementation of its business strategy.

On August 25, 2004, the Company has reached an agreement with Industry Canada to settle outstanding issues over whether Infowave was in compliance with certain provisions of its funding agreement with TPC, an agency of Industry Canada. Based on the results of an audit of the TPC contract award process, Industry Canada has taken the position that Infowave breached the terms of its funding agreement by structuring its compensation to a third party consultant as a commission whom was not properly registered under the Lobbyist Registration Act.

Under the terms of the agreement, TPC will reduce its funding to Infowave by 15 per cent or Cdn$1.1 million. This will reduce Infowave's total TPC funding from Cdn$7.3 million to Cdn$6.2 million. This is the same amount Infowave was to pay the third party consultant for its assistance in developing Infowave's technology road map and with its application for TPC funding. As previously disclosed in Infowave's 2003 annual report, Infowave cancelled its agreement with this third party consultant in February 2004 with no obligation for any payment to the consultant by Infowave.

As a result of this financial obligation, the fair value of the warrants of Cdn$2 million to be issued by the Company to TPC during the period October 1, 2005 to December 31, 2005 will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion that the amount received from TPC funding relative to the total funding approved. During the three months ended September 30, 2004, funding benefits of $133,034 was recognized and warrant expense of $81,814 was amortized. In the prior quarters ended June 30, 2004 and March 31, 2004, the Company had ceased to record any TPC benefit until the final audit outcome was known.

For the quarter ended September 30, 2004 the Company continued to focus its R&D efforts on projects that, in its opinion, had the greatest potential to positively impact revenue in the short to mid-term.

Sales and Marketing

========================================================================================
Three months ended          September 30,  June 30, 2004   March 31, 2004  September 30,
                                2004                                            2003
----------------------------------------------------------------------------------------
Sales and marketing           $668,442       $1,237,949       $971,053       $658,651
----------------------------------------------------------------------------------------
As a percentage of total
revenues                           45%             146%            76%           173%
----------------------------------------------------------------------------------------

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral.

Sales & marketing expenses for the three months ended September 30, 2004 were $668,442 compared to $1,237,949 in the three months ended June 30, 2004 and $658,651 in the three months ended September 30, 2003. The decrease of 46% from the previous three months is attributable to a decrease in headcount due to the acquisition of Telispark and the non-cash compensation expense attributable to shares issued in the Company's acquisition of Telispark. Sales and marketing expenses were comparable to the same period in the prior year with an increase of 2%.

Administration

=======================================================================================
Three months ended         September 30,  June 30, 2004  March 31, 2004   September 30,
                                2004                                          2003
---------------------------------------------------------------------------------------
Administration                $581,817       $739,916       $984,902       $457,469
---------------------------------------------------------------------------------------
As a percentage of total
revenues                           39%            88%            77%           120%
---------------------------------------------------------------------------------------

Administration expenses consist primarily of salaries, related personnel costs, fees for professional and temporary services and other general corporate and contractor costs.

Administration expenses of $581,817 decreased by 21% from expenses of $739,916 in the prior quarter and increased by 27% from expenses of $457,469 in the comparable quarter of 2003. The decrease over the prior quarter was due to a decrease in professional fees.

DEPRECIATION AND AMORTIZATION

Amortization expense totalled $378,914 in the three months ended September 30, 2004 which is 32% higher than amortization expense of $287,979 in the three months ended June 30, 2004 and 22% higher than $310,813 in the same period of 2003. The increase over the prior quarter resulted from adjustment of the acquired Telispark intangible assets from ten to seven years straight line amortization. This increase over the three months ended September 30, 2003 is attributable to the amortization of intangible assets with definite lives that were acquired by Infowave as part of the Telispark transaction in January 2004.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

During the three months ended March 31, 2004, the Company completed a restructuring plan that significantly reduced operating expenses and preserved capital by implementing a headcount reduction of 24 staff from 55 at the beginning of the year. The 24 employees terminated were Infowave's and not the acquired company's staff.

The Company's decisions to close its UK sales office and terminate all UK-based employees, to terminate all US-based sales staff, and to reduce sales and product-related employees in Canada were made due to poor sales and business performance by the Company's wireless email software business unit. This is evidenced by the Company's poor financial performance for the preceding quarter ended December 31, 2003. Since certain sales targets were not attained by the Company, Infowave restructured its operations resulting in a reduction of its investment in its wireless email business unit. Management believes that the reduction of these positions will have no material effect on the future operations of the Company.

The restructuring charge of $225,746 recorded in the March 31, 2004 interim financial statements comprised severance amounts to be paid to Infowave employees, lease termination costs incurred to exit the U.K. facility, and related legal fees. No employees of Telispark, the acquired company, were included in the restructuring charge.

Severance costs of the Telispark employees were accounted for as part of the purchase price allocation upon acquisition. The Company accrued for severance payments to Telispark employees totaling approximately $670,000 as part of its purchase price allocation referred to in note 6 to the March 31, 2004 interim financial statements.

The Company completed the integration of its operations with Telispark during the three months ended March 31, 2004. The restructuring charge recorded on the June 30, 2004 interim financial statements for $61,885 resulted from management's re-evaluation of the staffing requirements of the combined business based on the results of operations achieved since acquisition. Following this re-evaluation and in response to lower than anticipated customer demand, the Company terminated certain professional services employees who were being underutilized. Management believes that these terminations will have no material effect on the future operations of the Company.

The Company did not incur any restructuring charge in the third quarter ended September 30, 2004 or the same quarter of the prior year. The Company does not anticipate that further significant restructuring charges will be required during the remainder of the fiscal year.

Total restructuring charges for the nine months ended September 30, 2004, were $287,631. These restructuring charges related to previously announced staff reductions, the closure of the UK office, and the related legal and lease termination costs. A balance of $19,208 remains accrued for employee termination costs as at September 30, 2004.

INTEREST AND OTHER INCOME

Interest and other income for the three months ended September 30, 2004 was $10,463 compared to $20,449 and $27,042 for the three months ended June 30, 2004 and September 30, 2004, respectively. The decrease in income is attributable to an decrease in cash and cash equivalent balances for the majority of the three months ended June 30, 2004 offset by a decrease in interest rates offered on cash equivalent investments.

Foreign exchange loss was $56,841 for the three months ended September 30, 2004, compared to a loss of $415,442 in the three months ended June 30, 2004 and a gain of $127,153 in the same period last year. The changes are due to fluctuations in the foreign exchange rate between the Canadian and US Dollar. The Canadian dollar strengthened approximately 4% against the US dollar during the three months ended September 30, 2004 that impacted the Company's results as significant portions of the Company's monetary balances are in Canadian denomination.

NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003

Total revenues for the nine months ended September 30, 2004 were $3,619,130 which represented a $2,320,482 or 179% increase from the comparable period in 2003. The revenue breakdown for the nine-month period ending September 30, 2004 comprised of 33% in license fees, 20% in support and maintenance and 47% in professional service fees. In comparison, the same period prior year revenue mix was 59% in license fees, 26% in support and maintenance and 15% in professional service fees. The Company reported a significantly higher percentage of revenue attributable to the provision of implementation and customization professional services to its customers during the nine months ended September 30, 2004. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced during the nine month period ended September 30, 2004.

Gross margins were 60% for the current period compared to 88% in the nine months ended September 30, 2003. The decrease in gross margins in the quarter as compared to the nine month period ended September 30, 2003 is attributable to the increased cost of professional service delivery resulting from increased service revenue. The Company expects to experience comparable gross margins going forward to that experienced during the nine month period ended September 30, 2004 which is due to its increased percentage of total revenue attributable to professional service delivery.

Total operating expenses for the nine months ended September 30, 2004 was $9,082,720 versus $4,772,590 for the same period in 2003. R&D expenses have increased by 37% from $1,649,299 in the 2003 period to $2,266,585 in 2004 which is primarily attributable to the increase in headcount due to the acquisition of Telispark. Sales and marketing expenses of $2,897,443 increased by 103% from $1,426,571 largely attributed to an increase in headcount as a result of the acquisition of Telispark. G&A costs of $2,306,635 represented an increase of $1,177,625 or 96% due to Telispark acquisition as headcount increased with addition of CEO and increase in professional fees attributable to Visto lawsuit. Total operating expenses also include $287,631 in restructuring charges compared to nil in the same period of prior year.

Amortization expense increased to $1,324,425 in the first nine months of 2004 from $519,095 in the same period of 2003. The increase of 155% is due to the amortization of significant additions to the intangible asset base in 2004. The intangible assets were acquired through the purchase of Telispark, Inc. in 2004 and HiddenMind Technology, LLC in July 2003.

Interest & other income for the nine months ended September 30, 2004 was $30,191, compared to $53,816 in the comparable period in 2003. The Company carried a higher average cash balance in the current period as a result of a financing that closed during the first quarter of 2004 offset by a reduction in interest rates over the prior year.

Foreign exchange loss increased to $492,046 at the end of September 30, 2004 from a gain of $18,144 at the end of September 30, 2003. The fluctuation is due to the movement in the price of the US dollar as it weakened against the Canadian dollar.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents at September 30, 2004 totalled $5,124,545. Included in this total amount is security of $150,000 held in short term investments to support a lease obligation.

The Company's total working capital decreased by $168,679 to $5,635,819 at September 30, 2004, compared to $5,804,498 at June 30, 2004 and $5,966,949 at
September 30, 2003.

At September 30, 2004, the Company held accounts receivable of $1,198,233 net of allowances for doubtful accounts of $nil which was an decrease of 8% over the three months ended June 30, 2004 and an increase of 281% over the same period of 2003. As well, the Company held TPC receivable of $950,683.

Capital assets decreased from $440,350 at June 30, 2004 to $406,569 at September 30, 2004.

As at September 30, 2004, the Company's primary sources of liquidity consisted of cash and a convertible loan agreement. The convertible loan agreement, signed on March 8, 2002 with Hewlett Packard ("HP"), provides the Company with access to funds under a convertible revolving loan of up to $2,000,000. The principal amount outstanding under the loan may be converted into Common Shares at a price of $1.00 per share, at any time up to March 8, 2005, subject to adjustment in certain circumstances. The Company could draw down amounts under the loan up to a maximum of the lesser of $2.0 million or the adjusted net working capital (as defined in the loan agreement) of the Company. Any principal amount outstanding bears interest at prime plus 3.25%. Certain assets of the Company, excluding its intellectual property, secure the loan. Under the terms of this agreement, the Company and HP were to achieve minimum annual sales targets, which to date were not met. As a result of not attaining minimum annual sales targets required under the term of the convertible loan agreement, any draw downs by the Company require HP's prior written consent. At September 30, 2004, no amounts were outstanding on the operating line or the convertible loan.

The Company believes it has sufficient capital as at September 30, 2004, based on its current business plan, to meet all anticipated demands for the remainder of the fiscal year ended December 31, 2004. In the event that revenues are lower and/or expenses are higher than anticipated, the Company may be required to obtain additional cash resources in the form of external debt or equity financing to continue to support the execution of its business plan.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company conducts the majority of its transactions in Canadian dollars and, therefore, uses the Canadian dollar as its base currency of measurement. However, most of the Company's revenues and some of its expenses are denominated in United States dollars which results in an exposure to foreign currency gains and losses on the resulting US dollar denominated cash, accounts receivable, and accounts payable balances. As of September 30, 2004, the Company has not engaged in derivative hedging activities on foreign currency transactions and/or balances. Although realized foreign currency gains and losses have not historically been material, fluctuations in exchange rates between the United States dollar and other foreign currencies and the Canadian dollar could materially affect the Company's results of operations. To the extent that the Company implements hedging activities in the future with respect to foreign currency exchange transactions, there can be no assurance that the Company will be successful in such hedging activities. Telispark is a self-sustaining subsidiary of the Company and thus US$ is its functional currency.

While the Company believes that inflation has not had a material adverse effect on its results of operations, there can be no assurance that inflation will not have a material adverse effect on the Company's results of operations in the future.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS

On September 2003, the Company was made aware that Visto Corporation, a private company based in California, filed complaints alleging patent infringement against Infowave and against Seven Networks, Inc. in the U.S. District Court for the Eastern District of Texas. It claims that Infowave is violating a patent relating to the system and method for synchronizing email. In November 2003, the Company filed a full answer and counterclaim to the claim. The counterclaim against Visto calls for, among other things, a declaratory judgment of non-infringement and invalidity of a Visto patent. On May 31, 2004, the Company filed a compliant against Visto Corporation in the U.S. Federal District Court in Dallas, Texas seeking a declaratory judgment that, among other matters, Infowave's products do not infringe certain patents held by Visto. On September 1, 2004, the Company announced that it has resolved the litigation with Visto and has entered into a settlement agreement that settles all claims between the two companies. As part of the settlement, the Company has acknowledged the validity of Visto's complete patent portfolio and Visto has granted Infowave a royalty-bearing license to those patents. Under the settlements, in addition to the royalties payable, the Company has agreed to pay $400,000. An initial payment of $50,000 has been paid during the quarter ended September 30, 2004 and the balance of $350,000 issued in four convertible promissory notes of $87,500 each with maturity dates of February 28, May 31, December 31, 2005 and August 31, 2006.

On November 4, 2004, the Company received materials filed on behalf of Devlan Exploration Inc. ("Devlan") in the Alberta Court of Queen's Bench indicating that Devlan is suing Infowave for, among other things, breach of contract, misrepresentation, and breach of duty to bargain in good faith and is seeking damages of Cdn$25 million. The allegations relate to a proposed transaction between Infowave and Devlan that never proceeded. The Company believes that the allegations set out in the Statement of Claim are without merit and is responding to the statement of claim received.

CHANGES IN SECURITIES AND USE OF PROCEEDS

On January 7, 2004, the Company entered into a Stock Purchase Agreement under which it has acquired control of all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications (EMA) software solutions based in Arlington, Virginia.

Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of all of the issued and outstanding common shares of Telispark in two tranches. Infowave had completed the initial purchase of 75.9% of Telispark's shares on January 8, 2004. Infowave also granted options to Telispark's employees, which will be exercisable into 1,901,865 common shares of the Company.

Upon obtaining shareholders approval, Infowave acquired the remaining 24.1% of Telispark common shares by issuing an additional 11,122,136 common shares on April 2, 2004, at which time Telispark became a wholly owned subsidiary of the Company.

The results of Telispark's operations are included in the Company's consolidated financial statements starting from January 8, 2004.

The transaction has been accounted for as a business combination by using the purchase method, with Infowave identified as the acquirer. The Company has not yet completed the evaluation and the allocation of the purchase price for the acquisition. The purchase price has been initially assigned, as determined through an independent valuation and management's estimates.

COMMITMENTS

The Company has entered into lease agreements for premises and equipment. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby, B.C. (lease due to expire June 30, 2008), the former office space in Bothell, Washington (lease due to expire March 30, 2005) and the office space in Reston, Virginia (lease due to expire March 31, 2006) which was entered into on March 23, 2004. The following table quantifies the Company's future contractual obligations on an annual basis, as of September 30, 2004:

======================================================================

2004                                                        $  598,760
2005                                                           378,351
2006                                                           256,472
2007                                                           226,178
2008                                                           113,089
----------------------------------------------------------------------

                                                            $1,572,850
======================================================================

For 2004, this includes commitments for both the three month period ending September 30, 2004 as well as the remainder of the fiscal year ending December 31, 2004.